02 NOV 20 AM 9:45

ALLGREEN PROPERTIES LIMITED

02060361

File No. 82-4959

Date: 15 NOV 2002

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

Attn: Ms Rani Doyle

SUPPL

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

File No. 82-4959

MASNET No. 73 OF 15.11.2002
Announcement No. 73

ALLGREEN PROPERTIES LIMITED

ACQUISITION OF NEW COMPANIES

Allgreen Properties Limited (the "Company") wishes to announce that the Company has acquired two ordinary shares of S$1.00 each in the capital of Amario Investments Pte Ltd ("Amario") and Belfin Investments Pte Ltd ("Belfin") respectively on 13 November 2002. Amario and Belfin are now wholly-owned subsidiaries of the Company, each of which has an issued and paid-up share capital of S$2.00.

The principal activity of Amario and Belfin is investment holding. Mr Goh Soo Siah and Mr Khor Thong Meng are both first directors of Amario and Belfin.

None of the Directors nor the substantial shareholders of the Company has any interest in Amario and Belfin. Further, the acquisition of Amario and Belfin will not have any material impact on the Company's net tangible assets and earnings per share for the financial year ending 31 December 2002.

Submitted by Ms Isoo Tan, Company Secretary on 15 November 2002 to the SGX